

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Jeffery A. Cella
President
CF FUND II, LLC
5000 W. Tilghman Street, Suite 249
Allentown, PA 18104-9109

> **Re: CF FUND II, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 3**
> **Filed August 4, 2020**
> **File No. 024-10732**

Dear Mr. Cella:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 3 filed August 4, 2020

General

1. We note that you only include financial statements for the year ended December 31, 2019. Please revise to include the financial statements required by Part F/S on Form 1-A. In this regard, please revise your analysis of the financial condition and results of operations to include a discussion of your financial condition and results of operations for the year ended December 31, 2018.

2. We note that the subscription agreement filed as exhibit c to the offering circular requires that purchasers represent that they have "read and understand" the offering circular and its accompanying documents. Please note that it is inappropriate to require investors to make such a representation and revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Melissa L Lucar